2007

EXECUTIVE SERVICE AGREEMENT

MORRIA BIOPHARMACEUTICALS PLC

and

Yuval Cohen

Contents

1.	Definitions and interpretation	1
2.	Appointment	1
3.	Duration of the Employment	1
4.	Scope of the Employment	2
5.	Hours and place of work	3
6.	Remuneration and benefits	4
7.	Deductions	4
8.	Expenses	5
9.	Holidays
10.	Incapacity
11.	Pension	5
12.	Restrictions on other activities by the Executive	5
13.	Confidential Information and Company documents	6
14.	Data protection	7
15.	Inventions and other intellectual property	8
16.	Termination	9
17.	Post termination covenants	12
18.	Grievance procedure	13
19.	Disciplinary procedures	14
20.	Notices	14
21.	Former service agreements	14
22.	Choice of law, submission to jurisdiction and address for service	14
23.	General	15

Schedule 1		16
Definitions and interpretations		16

DATE:

PARTIES:

(1)	MORRIA BIOPHARMACEUTICALS PLC (company number 5252842) whose registered office is at 53 Davies street, Mayfair, London W1K5JH ("Company" or "Morria"); and (2) Yuval Cohen _____________________________ (Executive).
1.	Definitions and interpretation

The definitions and interpretative provisions in Schedule 1 apply to this agreement.

2.	Appointment

2.1	The Company will employ the Executive as President of Morria Biopharmaceuticals Plc and subject to the terms and conditions specified in this agreement.

3.	Duration of the Employment

3.1	The Employment will commence on June 1, 2007 and, subject to clause 16 , continue until terminated by either party giving to the other not less than three months’ notice in writing.

3.2	The Employment will automatically terminate at latest at the end of the month in which the Executive reaches the age of 65 unless it is extended by agreement between the parties. If the parties agree to so extend the Employment this will not affect the normal retiring age for employees of the Company which remains as 65.

3.3	For the purpose of ERA 1996 the Executive’s period of continuous employment will begin on June 1, 2007. The Employment is not continuous with any previous employment.

3.4	The Executive represents and warrants that he is not bound by or subject to any court order agreement arrangement or undertaking which in any way restricts or prohibits him from entering into this agreement or from performing his duties under this agreement.

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4.	Scope of the Employment

4.1	The Executive shall have the power and authority to take (or authorize other officers, employees or agents of the Company to take) all actions on behalf of the Company that are within the ordinary course of business of the Company as directed by the Chief Executive Officer, Board of Directors, or Chairman of the Board of Directors of the Company, unless the Chairman of the Board of the Company, or Board of Directors shall have previously restricted (specifically or generally) such power and authority of the President of the Company.

4.1.1	The President shall be responsible for providing the scientific and technical leadership necessary to help define, to prioritize, and to manage the company’s discovery and pre-clinical programs to set the stage for defining the company’s future. The highest priority will be to help successfully translate research into new products. The President shall actively lead and participate in strategic planning of the Company; actively assist in seeking product and/or technology alliances with appropriate pharmaceutical or manufacture company partners to enhance/expedite the development and commercialization of the company’s assets; represent the company internally and externally in the scientific, and business communities; and assist in establishing and maintaining collaborations with academia and industry partners.

4.1.2	devote to his duties the time, attention and skill as may reasonably be required for the satisfactory performance of the Project.

4.1.3	faithfully and diligently perform such duties and exercise such powers consistent with his position as may from time to time be assigned to or vested in him by the Chief Executive Office, Chairman of Board of Morria; and Board of Directors of Morria;

4.1.4	obey the reasonable and lawful directions of the Chief Executive Office, Chairman of Board of Morria; and Board of Directors of Morria or anyone duly authorised by it;

4.1.5	comply with all the Company’s rules regulations policies and procedures from time to time in force;

4.1.6	use best endeavours to promote and protect the interests of Morria and future growth; and

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4.1.7	keep the Chief Executive Office , and Chairman of Board of Morria at all times promptly and fully informed, in writing if so requested, of his conduct of the business of Morria as the Chief Executive Office or Chairman may require.

4.2	The Executive must not, without the prior consent of the Board:

4.2.1	on behalf of the Company, incur any capital expenditure in excess of any sum authorised from time to time by the Board;

4.2.2	on behalf of the Company, enter into any commitment contract or arrangement with authorization from the Chief Executive Office, Chairman of Board of Morria, or the Board of Directors of Morria and which is outside the normal course of its business or of an unusual onerous or long term nature or outside the scope of his normal duties; or

4.2.3	employ any person on terms that:

4.2.3.1	they will receive remuneration at an annual rate in excess of £30,000 (thirty thousand pounds); or

4.2.3.2	the termination of any such employment will require more than three months’ notice.

5.	Hours and place of work

5.1	The Executive will work such hours as are necessary for the proper performance of his duties as defined by the Project.

5.2	The Company may require the Executive to work from another location as it may reasonably request of the Executive.

5.3	Subject to clause 5.3 or as agreed otherwise if the Executive’s principal place of work is changed to a location which is outside reasonable commuting distance from his base in the UK the Company will consult with the Executive on the effects upon him of any such change and will endeavour to take into account any concerns raised by the Executive.

5.4	The Executive may be required to work and undertake travel inside and outside the United Kingdom as the Company may reasonably require and as may be necessary for the proper performance of the Executive’s duties.

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6.	Remuneration and benefits

6.1	The Company will pay to the Executive a gross Salary of __________________ [add in dollars amounts] ($_________) per annum for the first 12 months of his employment and thereafter clause 6.2 shall apply. The Executive’s Salary will accrue from day to day and be payable by equal monthly instalments in arrears on the last day of each calendar month by credit transfer to a bank or building society account nominated by the Executive. The Salary will be subject to deductions for income tax and National Insurance contributions or such other tax as required by law.

6.2	The Board may review the Executive’s Salary annually. The Company is not obliged to increase the Salary following any review.

6.3	The Executive’s Salary is inclusive of any fees receivable by the Executive as a director of the Company.

6.4	The Executive will be entitled to participate in any schemes or arrangement established by the Company subject to the Executive meeting the eligibility requirements of such Schemes and the provision of any benefits will be subject to the rules of the schemes.

6.5	The Executive will receive certain options under the Employment Stock Option Plan.

6.6	The Executive will fully indemnify the Company against all fines, penalties and costs imposed on the Company as the result of the Executive using a hand-held mobile telephone unlawfully whilst driving a vehicle in the course of duties. The Company may recoup from the Executive the amounts of any such fines, penalties and costs by deducting such amounts from any salary or other payments due to the Executive.

6.7	Any benefits provided by the Company to the Executive or the Executive’s family which are not expressly referred to in this agreement will be regarded as ex gratia and at the sole discretion of the Company and will not form part of the Employment.

7.	Deductions

For the purposes of ERA 1996, the Executive authorises the Company to deduct from his remuneration under this agreement any sums due from him to the Company including, but not limited to, any overpayments of Salary, loans or advances made to him by the Company, any fines incurred by the Executive and paid by the Company, any unauthorised expenses, the cost of repairing any damage or loss to the Company’s property caused by him and any losses suffered by the Company as a result of any negligence or breach of duty by the Executive.

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8.	Expenses

8.1	The Company will reimburse the Executive on a monthly basis for all expenses reasonably incurred by him in the proper performance of his duties, subject to the Executive providing such receipts or other evidence as the Company may require.

8.2	If the Executive is issued with a Company credit card it is issued on condition that he:

8.2.1	takes good care of it and immediately reports any loss of it to the Board;

8.2.2	uses the card only for the purposes of the business of the Company in accordance with any Company policy; and

8.2.3	returns the card immediately to the Company on request.

11.	Pension

No provision for retirement or death in service benefits will be made by the Company for the Executive but if the Company provides access to a stakeholder pension scheme pursuant to the Welfare Reform and Pensions Act 1999 full details will be provided on request. There is no contracting-out certificate in force under the Pension Schemes Act 1993 in respect of the Employment.

12.	Restrictions on other activities by the Executive

12.1	During the Employment the Executive must not directly be involved in any activity which the Company considers may be, or become, competitive and/or harmful to the interest of the Company or of any Group Company or which might adversely affect the performance of the Executive’s duties under the Employment.

12.2	The Executive must not, except with the prior sanction of a resolution of the Board, be directly or indirectly employed engaged or interested in any other business or undertaking. This restriction does not prohibit the holding by the Executive, either directly or through nominees, of investments dealt on any Recognised Investment Exchange if not more than three per cent. of the issued shares or other securities of any class of any one company are so held.

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12.3	The Executive must comply with:

12.3.1	every rule of law and the rules and regulations of any Recognised Investment Exchange applicable to the Company; and

12.3.2	every regulation of the Company for the time being in force in relation to dealings in shares or other securities of the Company or any Group Company.

12.4	The Executive must not, and will procure so far as he is able that his spouse infant children and other connected persons, within the meaning of section 346 Companies Act 1985, will not, deal or become or cease to be interested, within the meaning set out in part 1 schedule XIII Companies Act 1985, in any securities of the Company, except in accordance with the then current code for securities transactions by directors of the Company.

12.5	Subject to any regulations issued by the Company, the Executive may not receive or obtain directly or indirectly any discount rebate or commission (Benefit) in respect of any sale or purchase of goods effected or other business transacted, whether or not by him by or on behalf of the Company or any Group Company. If the Executive, or any firm or company in which he is interested, obtains a Benefit he must account to the Company or the relevant Group Company for it or a due proportion of the Benefit received by such company or firm having regard to the extent of the Executive’s interest in it.

13.	Confidential Information and Company documents

13.1	The Executive must not either during the Employment, except in the proper performance of his duties, and subject to the Company’s disclosure of information policy or at any time after the termination of the Employment:

13.1.1	Divulge, disclose, or communicate to any person any Confidential Information;

13.1.2	use or assist a third party to use any Confidential Information for his own purposes or for any purposes other than those of the Company or any Group Company; or

13.1.3	permit or cause any unauthorised disclosure of any Confidential Information through any failure on his part to exercise due care and diligence.

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13.2	The restrictions in clause 13.1 do not apply to:

13.2.1	any disclosure required for the proper performance of the Executive's duties during the Employment or as authorised by the Board;

13.2.2	any disclosure made to any person authorised by the Company to possess the relevant information;

13.2.3	any information which becomes available to the public generally otherwise than through the default of the Executive.

13.3	All information, data, materials, compositions, notes, memoranda records lists of customers and suppliers and employees correspondence documents computer and other discs and tapes data listings codes designs and drawings and other documents and material whatsoever in the Executive’s possession or control and whether or not made or created by the Executive, relating to the business of the Company or any Group Company and any copies of them:

13.3.1	are and remain the property of the Company or the relevant Group Company;

13.3.2	will be handed over by the Executive to the Company or to the relevant Group Company on demand and, in any event, immediately on the termination of the Employment and the Executive will certify that all such property has been so handed over; and

13.3.3	will on demand and, in any event, immediately on the termination of the Employment be permanently deleted from any PC system in his possession or under his control.

14.	Data protection

The Executive confirms that the Company may collect hold process and transfer, both electronically and manually, Employment Related Personal Data for the purposes of administering the Employment, the Company’s administration, management of its staff and its business and to comply with applicable procedures laws and regulations for the transfer storage and processing by the Company of such the Employment Related Personal Data outside the European Economic Area, in particular to and in the United States of America and any other country in which the Company has offices. Additionally, the Executive explicitly consents to the Company collecting holding processing and transferring, both electronically and manually, Employment Related Sensitive Personal Data for the purposes of compiling and disclosing statistics in connection with the Company’s equal opportunities programme.

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15.	Inventions and other intellectual property

15.1	The parties foresee that the Executive may make inventions or create other intellectual property in the course of the Employment. In this respect the Executive has a special responsibility to further the interests of the Company and the Group.

15.2	In relation to each and every conception, improvement, invention or discovery which relates directly or indirectly to the business of the Company or any Group Company (Company Invention) which the Executive, jointly or alone, makes at any time during the Employment, he will:

15.2.1	promptly disclose full details, including information, know how, technology, data, materials, any documents, drawings models, or other embodiments of the Company Invention; and

15.2.2	assign and will assign all Inventions to the Company, and all information, data, technology, conceptions, know how, to the Company. At Company’s request and expense, do all things necessary or desirable to enable the Company or its nominee to exploit the Company Invention for commercial purposes and to secure patent or other appropriate forms of protection for it anywhere in the world. Decisions as to the patenting and exploitation of any Company Invention are at the sole discretion of the Company.

15.2.3	To the extent that he owns or will own the rights in relation to any Company Invention, assigns to the Company by way of future assignments all such rights.

15.3	In relation to each and every copyright work including, but not limited to any source code and object code for software, domain name, database or design which relates either directly or indirectly to the business of the Company or any Group Company (Copyright Work) which the Executive, jointly or alone, originates, conceives, writes or makes at any time during the period of his Employment the Executive:

15.3.1	will promptly disclose such Copyright Work, including any documents, drawings, models or other embodiments of the Copyright Work, to the Company. Any Copyright Work made wholly outside the Executive’s normal working hours which is wholly unconnected with the Employment or, directly or indirectly, the business of the Company or any Group Company is excluded from the ambit of clause 15.3;

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15.3.2	to the extent that he owns or will own the rights in any Copyright Work, assigns to the Company by way of future assignment all copyright, database rights, design rights and other proprietary rights, if any, throughout the world in the Copyright Work including the right to register, at the Company’s absolute discretion, any such rights in the Copyright Work; and

15.3.3	irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by chapter IV of part I of the Copyright Designs and Patents Act 1988 in relation to any such Copyright Work.

15.4	The Executive, at the request and expense of the Company, will do all things necessary or desirable to substantiate the rights of the Company to each and every Company Invention or Copyright Work and permit the Company, which the Executive irrevocably appoints as his attorney for this purpose, to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of each and every Company Invention or Copyright Work. A certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by clause 15.4 will be conclusive evidence to that effect so far as any third party is concerned.

15.5	Nothing in clause 15 will be construed as restricting the rights of the Executive or the Company under sections 39 to 43 Patents Act 1977.

16.	Termination

16.1	The Employment may be terminated for any reason by the Company, Chief Executive Office, or Chairman of Board of Morria by not less than two months’ notice in writing given at any time.

16.2	The Employment may be terminated immediately by the Company if the Executive:

16.2.1	commits any serious breach or repeats or continues, after warning, any material breach of his obligations;

16.2.2	is guilty of conduct tending to bring himself or the Company or any Group Company into disrepute;

16.2.3	becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or compounded with his creditors generally;

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16.2.4	is disqualified from being a director by reason of any order made under the Company Directors Disqualification Act 1986 or any other enactment;

16.2.5	is indicted or convicted of an offence under any statutory enactment or regulation relating to insider dealing or is in breach of the code on directors’ dealings in listed securities adopted from time to time by the Company or any Group Company;

16.2.6	commits any breach of clauses 12 , 13 or 15;

16.2.7	is indicted or convicted of any criminal offence, other than a minor motoring offence that does not prevent the Executive performing his duties;

16.2.8	fails to perform or is, in the reasonable opinion of the Board, incapable of properly performing his duties under this agreement, if the Executive has been given due warning by the Company of his poor performance or incapability and has failed within the specified period to meet the required standard; or

16.2.9	without reasonable cause wilfully neglects or refuses to discharge his duties or to attend to the business of the Company and or any Group Company.

16.3	If the Company becomes entitled to terminate the Employment pursuant to clause 16.2 , it may, but without prejudice to its right subsequently to terminate the Employment on the same or any other ground, suspend the Executive either on full pay or without payment of salary for so long as it thinks fit.

16.4	The Company reserves the right, at its absolute discretion, to terminate the Employment immediately or with less notice than required by clause 3.1 and to give the Executive pay in lieu of any such notice of termination and he will forfeit any entitlement to any bonus payments due for payment following the termination of his employment.

16.5	During any period of notice of termination not exceeding three months, whether given by the Company, the Company is under no obligation to assign any duties to the Executive. The Company may exclude the Executive from any of its premises and require him not to contact any customers, suppliers or employees and/or to resign from any office held in the Company or Group Company.

16.6	If the Employment is terminated by either party, whether wrongfully or not, the Salary payable during any notice period, or payment made in lieu of notice, will not include any Salary increases that the Executive may have been awarded under clause 6.1 or otherwise.

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16.7	During any period of notice of termination not exceeding three months, whether given by the Company or the Executive, the Company may assign to the Executive such other duties as the Company determines in its absolute discretion.

16.8	On the termination of the Employment, however arising, or on either party serving notice of termination the Executive will:

16.8.1	at the request of the Company, resign from office and all offices held by him in the Company. Such resignation will be without prejudice to any claims which the Executive may have against the Company arising out of the termination of the Employment; and

16.8.2	immediately deliver to the Company any document, computers, materials, motor car and all car keys, credit cards and other property of or relating to the business of the Company which may be in his possession or under his control.

16.9	If the Executive fails to comply with his obligations under clause 16.8 the Company is irrevocably authorised to appoint some person in his name and on his behalf to sign any documents and do any things necessary to give effect to those provisions.

16.10	If the Executive is offered but unreasonably refuses to agree to the transfer of this agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets or the equity share capital of the Company, the Executive will have no claim against the Company in respect of the termination of the Employment by reason of:

16.10.1	the subsequent voluntary winding-up of the Company; or

16.10.2	the disclaimer of this agreement by the Company within one month after such acquisition.

16.11	If within 15 months from the date the Employment commences (i) the Executive’s employment terminates for a reason set out herein in clause 16.2; or (ii) the Executive serves notice that he wishes to resign, the Executive agrees that fifty percent (50%) of his then outstanding options (whether vested or not), which were granted to him under and pursuant to the Employment Stock Option Plan of the Company (the “ESOP”) shall expire immediately and all interests and rights of the Executive in and to the same shall terminate. For avoidance of any doubt, it is hereby agreed that, in the event of a conflict between the terms and conditions of the Option Agreement and the provisions of this clause, the latter shall govern and prevail.

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16.12	Any delay by the Company in exercising its rights of termination under clause 16 will not constitute a waiver of them.

17.	Post termination covenants

17.1	The Executive undertakes with the Company that he will not during the Restricted Period without the prior written consent of the Company, such consent not to be unreasonably withheld, whether by himself, through his employees or agents or otherwise and whether on his own behalf or on behalf of any other person, directly or indirectly:

17.1.1	in competition with the Company, within the Restricted Area, be employed, engaged or otherwise interested in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services. This prohibition does not apply to the holding, directly or through nominees, of investments dealt on any Recognised Investment Exchange if the holding does not exceed three per cent. of the issued shares or other securities of any class of any one company;

17.1.2	in competition with the Company, solicit business from or canvass any Customer or Prospective Customer if such solicitation or canvassing is in respect of Restricted Goods or Restricted Services;

17.1.3	in competition with the Company, accept orders for Restricted Goods or Restricted Services from any Customer or Prospective Customer;

17.1.4	discourage any Supplier or Prospective Supplier from conducting or continuing to conduct business with the Company on the best terms available to the Company;

17.1.5	solicit or induce or endeavour to solicit or induce any person who on the date of termination of the Employment was a director or manager of the Company with whom the Executive had dealings during the Employment to cease working for or providing services to the Company, whether or not any such person would as a consequence commit a breach of contract; or

17.1.6	employ or otherwise engage in the business of researching into developing manufacturing distributing selling supplying or otherwise dealing with Restricted Goods or Restricted Services any person who was during the 12 months preceding the date of termination of the Employment employed or otherwise engaged by the Company and who by reason of such employment or engagement is in possession of any Confidential Information or who has acquired influence over Customers and Prospective Customers. References to the Executive in the definitions of Customer and Prospective Customer are to be replaced by references to the relevant employee for the purposes of the interpretation of clause 17.1.6.

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17.2	The Executive must not induce procure or assist any other person firm corporation or organisation to do anything which if done by the Executive would be a breach of any of the provisions of clause 17.1.

17.3	In clause 17.1 references to acting directly or indirectly include, without prejudice to the generality of that expression, references to acting alone jointly with on behalf of by means of or by the agency of any other persons.

17.4	The obligations undertaken by the Executive pursuant to clause 17, constitute a separate and distinct covenant with respect to the Company and the invalidity or unenforceability of any such covenant will not affect the validity or enforceability of the covenants in favour of the Company.

17.5	The Executive undertakes with the Company that he will not at any time after the termination of the Employment in the course of carrying on any trade or business, claim represent or otherwise indicate any present association with the Company or for the purpose of carrying on or retaining any business or custom, claim represent or otherwise indicate any past association with the Company to its detriment.

17.6	While the restrictions in clause 17, on which the Executive has had the opportunity to take independent advice, are considered by the parties to be reasonable in all the circumstances, if any such restrictions, by themselves, or taken together, are adjudged to go beyond what is reasonable in all the circumstances for the protection of the legitimate interests of the Company but would be adjudged reasonable if part or parts of the wording were deleted, the relevant restriction or restrictions will apply with such deletions as may be necessary to make it or them valid and effective.

18.	Grievance procedure

If the Executive wishes to obtain redress of any grievance relating to the Employment or is dissatisfied with any reprimand, suspension or other disciplinary step taken by the Company, he must apply in writing in the first instance to the chairman of the Board, setting out the nature and details of any such grievance or dissatisfaction. The grievance procedure does not form part of your contract of employment.

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19.	Disciplinary procedures

The Executive’s employment is subject to the same standards of conduct as other employees but the Company’s disciplinary procedure will be varied to the extent that it will reflect the seniority of the Executive’s position. The disciplinary procedure is available from the Company Secretary and does not form part of the contract of employment.

20.	Notices

20.1	Any notice or other document to be given under this agreement must be in writing and either delivered personally to the Executive or to the secretary of the Company, or sent by first class post or other fast postal service or by facsimile transmission to the Company at its registered office for the time being or to the Executive at his last known place of residence.

20.2	Any such notice will unless the contrary is proved, be deemed served when in the ordinary course of the means of transmission it would first be received by the addressee in normal business hours. In proving such service it will be sufficient to prove that the notice was addressed properly and posted or that the facsimile transmission was despatched.

21.	Former service agreements

21.1	This agreement is in substitution for any previous agreements or arrangements, whether written oral or implied, relating to the employment of the Executive, which are deemed to have been terminated by mutual consent.

22.	Choice of law, submission to jurisdiction and address for service

22.1	This agreement will be governed by and interpreted in accordance with English law.

22.2	The parties submit to the jurisdiction of the English courts but this agreement may be enforced by the Company in any court of competent jurisdiction.

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23.	General

23.1	This agreement constitutes the written statement of the terms of the Employment provided in compliance with part 1 of ERA 1996.

23.2	There are no collective agreements in place in respect of the Employment.

23.3	Except where expressly stated nothing in this agreement will create any enforceable rights for any third party.

23.4	The Executive has taken his own independent legal advice on this agreement.

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Schedule 1

Definitions and interpretations

(Clause 1)

1.	The provisions of Schedule 1 apply to the interpretation of this agreement including the schedules.

2.	The following words and expressions have the following meanings:

Benefit	as defined in clause 12.5

Board	the board of directors for the time being of the Company and including any committee of the board of directors duly appointed by it.

Company Goods	any products, data, compositions, materials, information, results, equipment or machinery developed, manufactured, distributed or sold by the Company with which the duties of the Executive were concerned or for which he was responsible.

Company Invention	as defined in clause 15.2

Company Services	any services including but not limited to technical and product support technical advice and customer services supplied by the Company with which the duties of the Executive were concerned or for which he was responsible during the two years immediately preceding the date of termination of the Employment.

Confidential Information	any information, data, results, relating to the business, prospective business, technical processes, computer software, intellectual property rights or finances of the Company including, but not limited to, data, information comprising or containing details of suppliers and their terms of business, details of customers and their requirements, prices charged to and terms of business applicable to customers, marketing plans and sales forecasts, financial information results and forecasts, unless included in published audited accounts, any proposals relating to the acquisition or disposal of a company or business or any part of it or to any proposed expansion or contraction of activities, details of employees and officers and of the remuneration and other benefits paid to them, research activities, inventions, secret processes, designs, formulae and product lines, which comes into the Executive’s possession by virtue of the Employment, and which the Company regards, or could reasonably be expected to regard, as confidential whether or not such information is reduced to a tangible form or marked in writing as “confidential”, and any and all information which has been or may be derived or obtained from any such information.

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Copyright Work	as defined in clause 15.3

Customer	any person to which the Company maintained a business relationship with, or distributed sold or supplied Company Goods or Company Services during the two years immediately preceding the date of termination of the Employment and with which, during such period:

	1.	the Executive had personal dealings in the course of the Employment; or

	2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment,

Employment	the Executive’s employment under this agreement.

Employment Related Personal Data	information which is personal to the Executive, including but not limited to demographic information (name and address etc.) information enabling the Company to make payments (salary bank account number deductions allowances etc.) information enabling access to benefits (details of family members required for insurance and pension purposes), information specifically regarding the Employment, (supervisor information, details of job title, the Company’s personal development plans, performance rating and training plans etc.), and information enabling the Company to fulfil legal requirements (tax and National Insurance information etc.).

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Employment Related Sensitive Personal Data	information relating to the Executive regarding racial and ethnic origin political opinions religious or other beliefs trade union membership health sexual orientation and criminal convictions.

ERA 1996	the Employment Rights Act 1996.

Prospective Customer	any person with which the Company had negotiations or discussions regarding the possible business relationship, or distribution, sale or supply of Company Goods or Company Services during the 12 months immediately preceding the date of termination of the Employment and with which during such period:

	1.	the Executive had personal dealings in the course of the Employment; or

	2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

Prospective Supplier	any person with which the Company had negotiations or discussions regarding the possible business relationship with distribution, sale or supply of goods or services to the Company during the 12 months immediately preceding the Termination Date and with which during such period:

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	1.	the Executive had personal dealings in the course of the Employment; or

	2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

Recognised Investment Exchange	an investment exchange in relation to which there is in force a recognition order made by the Financial Services Authority under the Financial Services and Markets Act 2001.

Regulations	the Working Time Regulations 1998.

Restricted Area	England, Scotland, Wales, Israel and the United States of America.

Restricted Goods	Company Goods or goods of a similar kind.

Restricted Period	the period of:

	1.	6 months immediately following the date of termination of the Employment; or

	2.	6 months immediately following the last date on which the Executive carried out duties assigned to him by the Company (if no duties have been assigned to the Executive during a period immediately preceding the date of termination of the Employment in accordance with clause 16.5

Restricted Services	Company Services or services of a similar kind.

Salary	the Executive’s salary referred to in clause 6.1

Supplier	any person which has supplied materials, goods or services to the Company during the two years immediately preceding the date of termination of the Employment and with which, during such period:

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1.	the Executive had personal dealings in the course of the Employment; or

2.	any employee of the Company who was under the direct or indirect supervision of the Executive had personal dealings in the course of that employee’s employment.

3.	References to clauses and schedules are unless otherwise stated to clauses of and schedules to this agreement.

4.	The headings to the clauses are for convenience only and will not affect the construction or interpretation of this agreement.

5.	References to persons include bodies corporate unincorporated associations and partnerships.

6.	References to writing include e-mail word processing typewriting printing lithography photography facsimile messages and other modes of reproducing words in a legible and non transitory form.

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7.	Words and expressions defined in or for the purpose of the Companies Act 1985 have the same meaning unless the context otherwise requires.

Signed as a deed but not delivered until the date

inserted on the front page of this document

by Morria Biopharmaceuticals Plc acting by

two directors or one director and

the secretary:

/s/ Mark Cohen
Director

Director/Secretary

Signed as a deed

but not delivered until the date

inserted on the front of this document by

Yuval Cohen	/s/ Yuval Cohen

in the presence of:

Witness’ signature:

Witness’ name:

Address:

Occupation:

21